

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2014

Via E-mail
Michael Myers, PhD.
President and Chief Executive Officer
Innocoll GmbH
42662 Kitchen Prim Court
Ashburn, Virginia 20148

>   **Re: Innocoll GmbH**
>   **Amendment No. 1 to Draft Registration Statement on Form F-1**
>   **Submitted on May 13, 2014**
>   **CIK No. 0001603469**

Dear Dr. Myers:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Use of Proceeds, page 52

1. We note your response to prior comment 20. Please disclose what you hope to accomplish by the application of the amounts of proceeds and existing cash and cash equivalents to each of XaraColl, Cogenzia, CollaGUARD and for the expansion of your manufacturing infrastructure.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financing Activities
Reorganization to Innocoll AG, page 75

2. Please refer to prior comment 30. Please note that we are deferring our evaluation of your reorganization into a German stock corporation until the amendment containing the terms governing this reorganization is filed.

Business
XaraColl, page 84

3. We note your response to prior comment 33. Please further amend your disclosure to
   state the basis for your belief that pain trials may have apparently conflicting results.

Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
Basis of preparation
Going concern, page F-8

4. Please refer to prior comment 41. Please note that we are deferring our evaluation of
   these planned transactions until an amendment containing the requested information is
   filed.

Employee benefit plans
Share-Based Compensation, page F-12

5. Please refer to prior comment 42. Please note that we are deferring our evaluation of your
   stock-based compensation until an amendment containing the requested information is
   filed.

8. Income tax, page F-19

6. Please refer to prior comment 43. Please explain the factors that you considered in
   concluding that the gain on the B preference shares was not taxable.

9. Loss per share, page F-19

7. Please refer to prior comments 44 and 45. As the revision to earnings/loss per share
   appears quantitatively material, please provide us a more comprehensive analysis
   supporting your conclusion that the error in earnings/loss per share was not material to
   your historical financial statements. Also explain to us why you concluded to disclose
   the revised calculations in MD&A if you deemed the error to be immaterial.

8. Please provide the following information to us:

   - Your calculation of the weighted average outstanding shares in the basic EPS
     calculation for 2013 and 2012; and

   - Your calculation of the number of shares in the adjustments for "dilutive common
     stock issuances" for 2013.

In addition, change the column headings in the pro forma EPS presentation from March 31, 2013 to March 31, 2014 and December 31, 2012 to December 31, 2013 on page 66.

15. Interest bearing loans and borrowings, page F-21

9. Please refer to prior comment 46. We acknowledge the information provided in your response but continue to have difficulty in understanding your accounting treatment for the share-for-share exchange. Please provide us with the following information:

   - Explain to us why the holders of the B preference shares agreed to accept 30% of the value of the original liability amount when the holders of the other securities did not agree to modifications. Tell us the number of ordinary shares to be received upon conversion of the original B preference instruments and the new B preference instruments;

   - The fair value of the B Preference shares, which you state was obtained from an independent external valuation, was €428,000 as compared to a pre-exchange value of €15,358,000. Explain how this valuation considered likelihood of redemption rights exercise and the expected conversion of all B Preference shares in Innocoll GmbH to ordinary shares in Innocoll AG;

   - You attribute this reduction in the value of the B Preference shares to the subordination of these shares to all other classes of shares, issued by Innocell GmbH. Explain why the gain recognition of €14.9 million was appropriate, when the subordination of the B Preference shares will cease upon their conversion to ordinary shares issued by Innocoll AG;

   - Describe the factors you considered in concluding that this independent valuation was reasonable. Describe and quantify the underlying key assumptions;

   - Explain the expected funding sources for the redemption compensation for the A, B, C and D Preference shares, as described on pages F-29 to F-30. Explain the likelihood that these funds may not be available upon exercise of the related redemption rights; and

   - Explain your disclosure on page F-25 that "all exchanges were made on a 1:1 basis," which appears to be inconsistent with the actual exchange transactions.

10. Tell us your consideration of providing disclosure of the carrying amount of liability at December 31, 2013 on page F-25 by instrument.

11. With regard to comment 47, tell us why the €973,000 gain was not reported as an adjustment of interest expense rather than a gain.

23. Share based payments, page F-34

    12. Please refer to prior comment 50. Please note that we are deferring our evaluation of your reorganization into a German stock corporation, including the related issuance of options for warrants held by the prior owners of Innocoll Holdings, Inc., until an amendment containing the requested information is filed.

       If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

       You may contact Frank Wyman at (202) 551-3660 or Lisa Vanjoske at (202)551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

                Sincerely,

                /s/ Jeffrey P. Riedler

                Jeffrey P. Riedler
                Assistant Director

cc: Jeffrey A. Baumel, Esq.
       Kristina E. Beirne, Esq.
       Anthony D. Foti, Esq.
       Dentons US LLP
       1221 Avenue of the Americas
       New York, New York 10020